

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 24, 2008

**Via U.S. mail and facsimile**

Ms. Kimberly A. Springsteen-Abbott
Chief Executive Officer
Commonwealth Income & Growth Fund VI
Brandywine Bldg. One, Suite 200
2 Christy Drive
Chadds Ford, PA 19317

**RE: Form 10-K for the fiscal year ended December 31, 2007**
**Form 10-Q for the period ended September 30, 2008**
**File No. 000-51252**

Dear Ms. Springsteen-Abbott:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F8

2.  In light of the current economic environment and the significance of your cash balances to total assets, please consider revising your cash and cash equivalents accounting policy to disclose the amount of cash balances held as of each period end that exceed federally insured limits.

3.  Please revise your accounting policy for reimbursable expenses to disclose in greater detail which method is used to allocate each type of reimbursable expense. Also, please disclose an accounting policy for each reimbursable expense that you do not expense as incurred. This disclosure should help readers understand how and when each amount will impact the Statement of Operations and where it shows up on the Balance Sheet until expensed.

## FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

4.  Please address the above comments in your interim filings as well.

Unaudited Interim Financial Statements

Note 5 – Notes Payable, page 11

5.  It is unclear from your disclosure if your notes payable include any material debt covenants that you are required to comply with either on an annual or quarterly basis. To the extent that your notes payable include any material debt covenants, please disclose here or elsewhere in the filing the specific terms of these covenants including the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief